

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2021

Arnaud Pieton
Chief Executive Officer
Technip Energies B.V.
6 Allée de l'Arche, Faubourg de l'Arche, ZAC Danton
92400 Courbevoie, France

> **Re: Technip Energies B.V.**
> **Amdenment No. 1 to Registration Statement on Form F-1**
> **Filed February 4, 2021**
> **File No. 333-252215**

Dear Mr. Pieton:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2021 letter.

Registration Statement on Form F-1 as amended on February 4, 2021

Summary Financial Data, page 10

1. Please revise to disclose pro forma earnings per share for the fiscal year ended December 31, 2019 and for the six months ended June 30, 2020. Your selected combined financial data on page 59 should be similarly revised.

You may contact Stephen Kim at 202-551-3291 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services